FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

March 3, 2023.

Item 3 News Release

The press release attached as Schedule "A" was disseminated through a newswire company in Canada on March 3, 2023.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

March 3, 2023.

Schedule "A"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

March 3, 2023

HIVE Blockchain Provides February 2023 Production Update

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE:HBFA.F) (the "Company" or "HIVE") is pleased to announce the production figures from the Company's global Bitcoin operations for the month of February 2023, with 250 Bitcoin produced in February, and a current BTC HODL balance of approximately 2,340 Bitcoin mined utilizing computational power sourced from green energy. The Company notes it reached over 3 Exahash (EH) of Bitcoin mining capacity in February (all amounts in US dollars, unless otherwise indicated).

Summary Overview:

• HIVE produced 250 Bitcoin in the month of February, from ASIC and GPU mining operations, representing an average of 91 Bitcoin Per EH, with an average hashrate of 2.75 EH/s for the month of February 2023;

• HIVE reached its 3 EH/s target in late February by mining at full capacity of 3,080 PH/s in late February. HIVE ended the month with 2.81 EH/s of mining capacity;

• HIVE has installed over 4,200 BuzzMiners to date. HIVE has received over 5,600 Buzzminers in its data centers and continues to install them to increase overall hashrate.

• HIVE expects to receive an additional 645 BuzzMiners in the next 2 months, representing a total production quantity of 6,300 BuzzMiners powered by the Intel Blockscale ASIC for the initial production run. HIVE is the first company in the world to commercially deploy thousands of its own Bitcoin ASIC miners powered by the Intel Blockscale ASIC;

February 2023 Production Figures

Frank Holmes, Executive Chairman of HIVE stated, "We are very happy to have produced 250 Bitcoin during the month. Our team has focused on profitability, with 25% gross mining margins in our recent fiscal quarter for the 3 months ending December 31, 2022. We seek to optimize our profit from gross mining margins, on a monthly basis, by optimizing the efficiency of our operating fleet, and strategically curtailing or grid balancing. As a result, our average cost of power globally was 3.4 cents per KWHR in our recent fiscal quarter. We view grid balancing as part of our core revenue and ESG strategy, and whenever possible, we seek to hedge energy prices."

If you have not seen our latest quarterly results then we recommend you watch 'Hive's Q3 2023 Results Webcast: HIVE Announces Adjusted EBITDA of $1.5 Million'

Aydin Kilic, President & CEO of HIVE noted "We have increased our overall hashrate by 16% month over month from January 2023 to February 2023. We are continuously looking to optimize our allocation of energy as a resource. This month we did not sell energy back to the grid, but rather increased our operating hashrate as this was the most profitable operating mode. Additionally, our remaining GPU fleet is now generating approximately $100/MWHR in revenue, which is greater than the $/MWHR compared to Bitcoin ASIC miners in the current Bitcoin mining economics, for example an S19j Pro is generating approximately $93/MWHR with 43.1T difficulty and Bitcoin at $23,000. I am very proud of our team, that has shown expertise in optimizing the use of our GPUs. Even more impressive is our GPU HPC pilot project has been generating approximately $1,800/MWHR of revenue. We are constantly optimizing the deployment of our technology resources as a company to optimize profit. These advancements and agility allow us to generate positive gross mining margin during a crypto mining bear market. With a strong balance sheet of over $56 million of Bitcoin, HIVE is well positioned in the market today."

The Company's total Bitcoin production in February 2023 was:

• 250 BTC produced;

• 8.9 BTC produced per day on average;

• 2.81 Exahash of BTC Hashrate as of February 28, comprised of 2.58 Exahash of ASIC BTC hashrate and 0.23 Exahash of GPU BTC equivalent hashrate;

• Monthly average of 2.75 Exahash, which is equal to 91 Bitcoin per Exahash, comprised of an average of 2.58 Exahash of ASIC mining capacity and average of 170 PH/s of Bitcoin GPU mining capacity during the month;

• This represents a 16% month over month increase in average hashrate (January was 2.38 EH/s average hashrate).

Bitcoin HODL Update

As of today's press release HIVE has approximately 2,365 Bitcoin, with a market value of over $56 million.

HIVE sold a total of 267.7 BTC for total net proceeds of $6.6 million in February 2023.

Bitcoin Global Network Mining Difficulty Is Volatile

Network difficulty factors are a significant variable in the Company's gross profit margins. The Bitcoin network difficulty was 39.4T as at February 1, and increased to 43.1T as at February 28, reaching an all-time high. Accordingly, Bitcoin mining difficulty ended the month about 9% higher than the beginning of the month.

The Bitcoin Network Difficulty is a publicly available statistic, that reflects the total number of Bitcoin miners online and is important in analyzing a company's gross profit margins, and number of Bitcoin produced.

This data is available on many websites, here is one citation: https://www.blockchain.com/explorer/charts/difficulty

As more people mine Bitcoin (difficulty increases), the daily Bitcoin block reward which presently is fixed at 900 Bitcoin per day, gets split amongst more miners; thus each miner receives a smaller portion of the block reward. Conversely, as Bitcoin prices fall, many miners may lose money, and power down, thus taking their hashrate off the network, causing Network Difficulty to decrease.

Those miners with the lowest costs of production; by virtue of having more efficient machines and/or lower energy costs, are able to continue their production during these volatile cycles. Not all miners will continuously mine during the month, as a result some miners will produce less Bitcoin than expected, relative to their advertised hashrate. For the foregoing reasons, HIVE will self-curtail part of its operations if the unhedged spot energy prices are uneconomical, thereby leaving part of its total gross hashrate unutilized.

All Bitcoin miners are striving to use the most efficient Bitcoin ASIC chips, and we are happy that we have been able to upgrade our global fleet during this crypto market downturn.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward -looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this ne ws release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company; the results of operations for February 2023; the HODL strategy adopted by the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward -looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of th e Company based on information currently available to the Company. In connection with the forward -looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward -looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.